March 23, 2015

David Orlic, Special Counsel Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Hospitality Properties Trust Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE Filed March 12, 2015, File No. 001-11527

Dear Mr. Orlic,

I am writing to respond to the questions raised by your letter of March 10, 2015. Enclosed please find additional supporting documentation to address certain of your questions. For ease of reference, your questions are reproduced here in italic type.

1. Please characterize statements such as the following as your belief. This list is by way of example only.

- “HPT acted to exclude the proposal by introducing an alternative management proposal on the same topic.”

- “We urge shareholders not to accept second-class corporate governance, and act to ensure improvements to shareholder rights at HPT are likewise ‘irreversible and sincere.’”

- “However, after the loss of Commonwealth, HPT began backsliding on corporate governance.”

- “If HPT were genuinely serious about being responsive to shareholder will, it would have included UNITE HERE's proposal on its proxy.”

We have either amended claims such as those referenced above, or have clarified that they are matters of opinion or belief.

2. It appears inaccurate to characterize the Maryland Unsolicited Takeovers Act as a “loophole,” give that the law appears to have been enacted specifically to permit what the company is proposing. Please revise these paragraphs accordingly, or provide an analysis supporting this characterization.

We have clarified that the company’s proposal with respect to MUTA, if adopted, would keep the door open to reclassifying the company’s Board.

3. Please clarify what you mean by a “major reversal in corporate governance at HPT,” and qualify this statement as your belief.

As noted above, we have clarified the company’s proposal with respect to MUTA, if adopted, would keep the door open to the board unilaterally adopting staggered board terms, after shareholders voted six consecutive years in favor of annual director elections. We have also amended the statement to clarify our position.

Background

4. Remove your statement that the SEC “failed” to grant a no-action letter. Please also remove statements regarding “what most issuers do” in the actual circumstance facing the company, given the highly unusual nature of the Division’s announcement that it will express no views on the application of Rule 14a-8(i)(9) during the current proxy season.

The requested corrections have been made.

5. Please clarify in your disclosure what you mean by referring to Commonwealth as a “sister REIT” to the company.

We have clarified that HPT, like Commonwealth, was externally managed by the same advisor, privately owned by the Portnoys.

Management’s proposal could turn back the clock on annual director elections

6. You state that the company “has not yet submitted the specific text of the proposal.” We believe that the company has in fact done so. If you instead mean that the company has not provided the text of any conforming amendments to its bylaws and governance guidelines, please clarify.

We’ve clarified that the company is proposing the adoption of a policy with respect to MUTA, and has not provided the text of the resolution by which shareholders could opt out of the statute pursuant to the policy.

Supporting Statement for Our Proposal for MUTA Opt-Out…

7. Please provide support for the following statement: “Research on such anti-takeover statutes indicates that they fail to protect shareholder interests.” Please also clarify that this may not be the conclusion of all research on the topic.

The section referenced above has been amended to include references to specific findings, with supplemental support. We also enclose additional supporting documentation for this statement for your review.

Information on Participants in This Solicitation

8. Please provide the disclosure required by Item 5(b)(viii) and (xii) of Schedule 14A.

Corrected.

Form of Proxy

9. Please indicate in bold-face type that the proxy is solicited on behalf of Unite Here. See Rule 14a-4(a)(1) of Regulation 14A.

Corrected.

10. Please clarify that Proposal No. 1 relates to the company nominees.

Corrected.

11. Please disclose if and how you will vote on proposal no. 3, if no direction is made in respect thereto, and put in bold-face type the language regarding the exercise of discretionary authority with respect to matters as to which a choice is not specified. See Rule 14a-4(b)(1).

We have indicated that we seek no discretionary voting, and would cast “abstention” vote on proposal no. 3 where no direction has been given.

In addition, UNITE HERE acknowledges we are responsible for the adequacy and accuracy of the disclosures provided in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that UNITE HERE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me in regards to UNITE HERE’s solicitation at jjfueser@Unitehere.org, or 416-893-8570. Andy Kahn, UNITE HERE’s legal counsel in these matters, can be reached at ajk@dcbsf.com, or at 1-415-597-7200.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE